Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES US$30 MILLION SHARE BUYBACK PROGRAM

Luxembourg, September 20, 2018 — Nexa Resources S.A. (“Nexa Resources” or the “Company”) announces today that its Board of Directors (the “Board”) has approved a share buyback program, under which the Company, directly or indirectly through its subsidiaries, may repurchase, from time to time, up to US$30 million (equivalent to ~CAD$38.8 million as of September 19, 2018) of its outstanding common shares, which is an amount equivalent to a return of approximately US$0.225 per share (equivalent to ~CAD$0.29 as of September 19, 2018), over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019.

Under the share buyback program, the Company may repurchase shares for cash in accordance with all applicable securities laws and regulations and within the limits of the authorization approved in the general meeting of shareholders of the Company held on September 13, 2018. The share buyback program will be carried out on the New York Stock Exchange.

The Board believes that the share buyback program constitutes an additional instrument for capital allocation, reflects its confidence in the fundamentals and long-term outlook of the Company and provides additional flexibility to manage capital and shareholders return. Any share repurchases will not change or interfere with the Company’s intention to maintain its distributions according to the Company’s current dividend policy and strategy.

“The repurchase of shares was approved by 99.99% of our shareholders represented at our general meeting, and we believe it reflects the desire of our shareholders for additional value distribution. The planned share repurchases represent a yield of 1.9% on the September 19, 2018 closing price of NEXA’s common shares on the New York Stock Exchange of US$11.80 per share. We see it as an additional instrument to remunerate our shareholders without impacting our growth strategy” said Tito Martins, Chief Executive Officer of Nexa Resources.

The timing and amount of repurchases under the share buyback program will depend on a variety of factors, including the Company’s business plan, financial performance and market conditions. There cannot be any assurance as to how many shares, if any, will ultimately be repurchased under the share buyback program.

About Nexa’s Compliance with GDPR:

Nexa is adapting to the new General Data Protection Regulation (GDPR) in the European Union. Please check our Privacy Notice on the link below: https://ir.nexaresources.com/privacy-policy

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: ir@nexaresources.com